Sonnenschein
SONNENSCHEIN NATH & ROSENTHAL

1221 Avenue of the Americas
New York, NY 10020
212.768.6700
212.768.6800 fax
www.sonnenschein.com

Chicago
Kansas City
Los Angeles
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Michael A. Bamberger
(212) 768-6756
mbamberger@sonnenschein.com



March 20, 2002



Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: The Albert Fisher Group PLC
Your File No. 82-1020

Gentlemen:

On behalf of our client, The Albert Fisher Group PLC, we furnish herewith pursuant to Rule 12g3-2(b) of the 1934 Act a copy of the press release dated 13 March 2002 regarding the appointment of David Owen as a non-executive director.

Would you please acknowledge receipt of these documents on the enclosed copy of this letter and return it to us in the enclosed stamped self-addressed envelope. Thank you.

Sincerely yours,

Michael A. Bamberger

MAB:bf
Enclosures

cc: (without enclosures):
Terry Robinson
Mary Sweeney, Esq.



dlw 3/29

17320727\V-1

ALBERT FISHER

02 MAR 29 PM 8:

**FOR IMMEDIATE RELEASE**

**13 March 2002**

**DAVID OWEN APPOINTED NON-EXECUTIVE DIRECTOR OF ALBERT FISHER GROUP**

The Board of The Albert Fisher Group ("Albert Fisher") announces that David Owen has been appointed a non-executive director of the Company with effect from 13 March 2002.

Mr Owen, 51, started his career with Imperial Foods in production management. From 1985 onwards, as a director of Hay Management Consultants, TSB Bank and Forte, Mr Owen specialised in human resources and change management functions.

Most recently, 1998-01, Mr Owen was Human Resources Director of IMS Health Inc, the publicly listed information services and software provider to the pharmaceutical industry.

Welcoming the appointment, Terry Robinson, Chairman of Albert Fisher, said: "I am delighted that David Owen has agreed to join Albert Fisher's Board. David brings with him significant change management experience at a time when Fisher Foods, our key UK operating subsidiary, is pursuing its fundamental transformation project. David's extensive international experience in Human Resources will also prove invaluable in the development of Albert Fisher's food sector management team".

There are no details requiring disclosure in respect of paragraph 16.4 of the Listing Rules for Mr Owen.

**For further information please contact:**

| | |
|---|---|
| Terry Robinson, Chairman, The Albert Fisher Group: | Tel: 01442 261116 |
| Gavin Barry, Cardew & Co: | Tel: 020 7930 0777 |

The Albert Fisher Group PLC
Focus 31 · Mark Road
Hemel Hempstead · Herts HP2 7BW

Telephone · 01442 261116
Facsimile · 01442 212302

Registered in England No. 682561